December 30, 2013

Jim B. Rosenberg, Senior Assistant Chief Accountant

Dana Hartz, Staff Accountant

Mary Mast, Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	China Nepstar Chain Drugstore Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 26, 2013

File No. 001-33751

Dear Mr. Rosenberg, Ms. Hartz and Ms. Mast:

I refer to your letter to Mr.Zixin Shao, dated December 20, 2013, relating to China Nepstar Chain Drugstore Ltd’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2013 (the “2012 20-F”).

We are in the process of collecting the relevant information on the additional employees hired by us with experience and expertise in preparing financial statements in accordance with U.S. GAAP in order to prepare accurate and complete answers to the issues raised, some of which may take an extended period of time due to slow responses during the current holiday season. Therefore, we respectfully request an extension of the deadline to January 20, 2014 to respond to your letter.

Please do not hesitate to contact me (telephone: +86.755.2643.3366; fax: +86.755.2643.0889; e-mail:shaozx@nepstar.cn) or our attorney Shuang Zhao (telephone: +852.2978.8002; mobile: +852.9408.6584; e-mail: shuang.zhao@shearman.com) if you have additional questions or require additional information.

Very truly yours,

/s/ Zixin Shao
Name:	Zixin Shao
Title:	Chief Financial Officer